JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

(216) 586-7314
kjcorrigan@jonesday.com

412523:cr:1144314
930210-005011

May 25, 2005

File No. 82-3349

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finan
450 Fifth Street, N.W.
Washington, DC 20549



Re: Bespak plc -- Submission Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 -- SEC File No. 82-3349

Ladies and Gentlemen:

We are submitting the following information to the Securities and Exchange Commission (the "Commission") on behalf of Bespak plc (the "Company"), a corporation organized under the laws of England, in order for it to continue to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Attached hereto are documents furnished pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, of the information that, since its prior submission, the Company has:

1. made public pursuant to the laws of England;

2. filed with the London Stock Exchange and which was made public by such exchange; or

3. distributed to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents.

Please note that a list identifying information of the type referenced above and stating when and by whom it is required to be made public pursuant to the laws of England, filed with any exchange or distributed to security holders was attached as Schedule II to the Company's initial submission to the Commission dated July 16, 1992.

dw 6/6

File No. 82-3349

We believe that this letter and the enclosed documents satisfy the ongoing reporting requirements indicated in subparagraph (b)(1)(iii) of Rule 12g3-2 under the Exchange Act and we respectfully request that this submission be duly recorded. If you have any questions or require any additional information, please contact me at 216-586-7314.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Karen J. Corrigan

Enclosures

cc: Ms. Louise Scott (Bespak plc) (w/o enc.)
Ms. Elizabeth Robertson (Jones Day - London) (w/o enc.)

Company	Bespak PLC
TIDM	BPK
Headline	Trading Statement
Released	07:00 10-May-05
Number	0685M


bespak

10 May 2005

Bespak plc

Trading update for the 52 weeks ended 30 April 2005

Bespak plc (LSE: BPK), a leader in specialty medical devices, today announces that trading for the year is consistent with its expectations, with activity in the second half weighted to the final months of the period. The transfer of certain production from the Company's plant in Cary, North Carolina to the UK proceeds as planned towards an anticipated shut-down in August 2005.

Looking ahead, two key issues will continue to influence our performance. In March, the FDA announced that CFC albuterol formulations cannot be sold in the US after December 2008, and US customers are now considering the impact of this ruling. In February, Pfizer announced that it had filed the NDA for Exubera® in the US, which followed the European filing in February 2004. We remain confident in our continuing growth prospects, although we are cautious in the near term in view of a stepped increase in pension costs.

Bespak will announce its full year results on 13 July 2005.

For further information please call:

Bespak plc
Mark Throdahl - Chief Executive +44 (0) 1908 552 600
Martin Hopcroft - Group Finance Director

Buchanan Communications +44 (0) 20 7466 5000
Tim Thompson / Mark Court

About Bespak plc

Bespak, a specialty medical devices company, is at the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder devices, actuators and compliance aids. The company also develops and manufactures drug delivery devices for leading global pharmaceutical companies. The group, which has facilities in King's Lynn and Milton Keynes in the UK and in Cary, North Carolina, in the USA. is a public company quoted on the Official list of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

END

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RECEIVED
2005 MAY 31 A 9:42
bespak

Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	15:46 26-Apr-05
Number	5491L

RNS Number:5491L
Bespak PLC
26 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: Schroder Investment Management Limited, its holding company, Schroders plc, and its subsidiaries and affiliated companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Non-beneficial - discretionary fund manager

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited - 3,802,127

Mineworkers Pension Scheme (Client) Nominees Ltd a/c R - 1,037,240

British Coal Staff Superannuation Scheme (Client) Nominees Ltd a/c P - 992,866

Nortrust Nominees Limited - 225,000

5) Class of security: Ordinary

6) Date company informed: 26 April 2005

7) Total holding following this notification: 6,057,233

8) Total percentage holding of issued class following this notification: 22.597

9) Any additional information: Shares in issue 26,805,889

10) Name of contact and telephone number for queries:Louise Scott, 01908 525240

11) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of notification: 26 April 2005

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

Free annual report 

Company	Bespak PLC
TIDM	BPK
Headline	Blocklisting Interim Review
Released	10:18 25-Apr-05
Number	4538L



RNS Number:4538L
Bespak PLC
25 April 2005

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Company Share Option Scheme

3. Period of return: From 26 October 2004 to 25 April 2005

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 43,422

5. Number of shares issued/allotted under scheme during period: Nil

6. Balance under scheme not yet issued/allotted at end of period: 43,422

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 50,000 Ordinary shares on 25 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 26,805,889

Contact for queries: Louise Scott

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Louise Scott, Company Secretary

Telephone: 01908 525240

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

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Company	Bespak PLC
TIDM	BPK
Headline	Blocklisting Interim Review
Released	11:28 22-Apr-05
Number	4048L


bespak

RNS Number:4048L
Bespak PLC
22 April 2005

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Savings Related Share Option Scheme

3. Period of return: From 23 October 2004 to 22 April 2005

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 50,000

5. Number of shares issued/allotted under scheme during period: NIL

6. Balance under scheme not yet issued/allotted at end of period: 50,000

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission: 50,000 Ordinary shares on 16 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 26,805,889

Contact for queries: Louise Scott

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Louise Scott, Company Secretary

Telephone: 01908 525240

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close


Free annual report

Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	09:56 14-Apr-05
Number	0440L


bespak

RNS Number:0440L
Bespak PLC
14 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: AEGON UK plc and its group companies (Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK Limited, AEGON Investment Management UK Limited, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management imited and Guardian Unit Managers Limited)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Not stated

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited - 809,787

5) Number of shares/amount of stock acquired: 55,000

6) Percentage of issued class: 0.205

7) Class of security: Ordinary

8) Date of transaction: Not notified

9) Date company informed: 13 April 2005

10) Total holding following this notification: 809,787

11) Total percentage holding of issued class following this notification: 3.021

12) Any additional information: Total shares in issue - 26,805,889

13) Name of contact and telephone number for queries: Louise Scott 01908 525240

14) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of notification : 14 April 2005

For more information on the Bespak Group please visit our Website at www.Bespak.com

Company	Bespak PLC
TIDM	BPK
Headline	New NED Appointment
Released	11:04 01-Apr-05
Number	4725K


RECEIVED
2005 MAY 31 A 9:43

bespak

For immediate release 1 April 2005

Bespak plc

Appointment of new Non-Executive Director

Bespak plc (LSE: BPK), a leader in specialty medical devices, is pleased to announce the appointment of Adrian Auer as a Non-Executive Director of the Company with effect from 1 April 2005.

Adrian joins Bespak from RMC Group plc (RMC), the UK supplier of construction materials, where he was Group Finance Director from 2002 until RMC's recent acquisition by Cemex S.A. de C.V. (Cemex).

Previously Adrian was Group Finance Director of Taylor Woodrow plc, the house building and development company, and has held senior financial positions at companies that include ICI plc, BP plc and Admiral plc. Adrian is currently Chairman of Readymix plc, a company in which Cemex has retained a majority stake.

There are no other details to be disclosed under paragraph 6.F.2. of the Listing Rules.

John Robinson, Bespak's Chairman, commented: "I am delighted to welcome Adrian Auer to the Board. Adrian will assume Chairmanship of our Audit Committee in the next few months and his extensive financial and general industry experience will be of immense benefit to the Company."

For further information please call:

Bespak plc

John Robinson – Chairman	**+44 (0) 20 7960 6320**
Mark Throdahl – Chief Executive	+44 (0) 20 1908 552 600
Martin Hopcroft – Group Finance Director	
Buchanan Communications	+44 (0) 20 7466 5000
Tim Thompson / Mark Court / Mary-Jane Johnson	

Notes for Editors:

About Bespak plc

Bespak, a specialty medical devices company, is at the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder devices, actuators and compliance aids. The company also develops and manufactures drug delivery devices for leading global pharmaceutical companies. The group, which has facilities in King's Lynn and Milton Keynes in the UK and in Cary, North Carolina, in the USA., is a public company quoted on the Official list of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.
END

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Company	Bespak PLC
TIDM	BPK
Headline	Blocklisting Interim Review
Released	10:07 29-Mar-05
Number	2502K



RNS Number:2502K
Bespak PLC
29 March 2005

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Savings Related Share Option Scheme

3. Period of return: From 28 September 2004 to 29 March 2005

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 400,000

5. Number of shares issued/allotted under scheme during period: NIL

6. Balance under scheme not yet issued/allotted at end of period: 400,000

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission: 400,000 Ordinary on 22 March 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 26,805,889

Contact for queries: Louise Scott

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Louise Scott

Telephone: 01908 525240

For more information on the Bespak Group please visit our Website at www.Bespak.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Bespak PLC
TIDM	BPK
Headline	Collaboration with airPharma
Released	16:44 21-Mar-05
Number	0293K



For immediate release 21 March 2005

Bespak plc

Bespak and airPharma Sign Collaboration Deal for New Dry Powder Device

Bespak plc (LSE: BPK), a leader in specialty medical devices, is pleased to announce that an agreement with airPharma, a US-based specialty respiratory pharmaceutical company, has been signed to develop and manufacture a new inhalation device for the dry powder formulation of Zofac™ (Pumactant), a treatment for asthma. As a leading developer of innovative drug delivery technologies, Bespak will create a clinical device based upon technology airPharma licensed from UK-based Britannia Pharmaceuticals, Ltd.

Doses of Pumactant reaching 100mg have been successfully delivered from a laboratory based delivery system and a more portable device is now required. airPharma will utilize Bespak's expertise in concept creation and rapid prototyping to develop refined inhalation delivery devices for airPharma's Zofac™ phase II clinical studies which are scheduled for later this year. Bespak has over 30 years experience in device development and will be providing design, development, scientific, and manufacturing services to ensure the 'best design fit' for airPharma's requirements.

airPharma's novel therapy is targeted to treat attacks triggered by allergens or other inhaled materials which affect about half the 55 million asthma patients worldwide. Zofac™ is a protein free synthetic surfactant made from naturally occurring phospholipids. When inhaled, the Zofac™ powder is believed to create a "barrier" that may protect the lungs from inhaled allergens, dust and other environmental particulates.

Mark Throdahl, Chief Executive Officer of Bespak, commented: "Once again our expertise in device development has brought us together with a company seeking an innovative solution to a new medical therapy. This agreement allows Bespak and airPharma to demonstrate what can be achieved by early partnership with a leading device manufacturer."

Doug Dockhorn, airPharma's founder and Chief Executive Officer, stated: "We are excited to be working with one of the leading experts in the area of innovative drug delivery device development. We have the opportunity to develop a radical, new, high-volume drug delivery system that will not only benefit asthma sufferers, but will also open the door for delivery of vaccines, gene therapies, and other large molecules."

For further information please call:

Bespak plc
Mark Throdahl - Chief Executive +44 (0) 20 1908 552 600
Martin Hopcroft - Group Finance Director

Buchanan Communications +44 (0) 20 7466 5000
Tim Thompson / Mark Court / Mary-Jane Johnson

Notes for Editors:

About Bespak plc
Bespak, a specialty medical devices company, is at the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder devices, actuators and compliance aids. The company also develops and manufactures drug delivery devices for leading global pharmaceutical companies. The group, which has facilities in King's Lynn and Milton Keynes in the UK and in Cary, North Carolina, in the USA. is a public company quoted on the Official list of

the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

About airPharma
airPharma is a specialty pharmaceutical company focused on commercializing products that address unmet needs in respiratory diseases. The company is developing a portfolio of branded respiratory products. Dr. Robert Dockhorn and Doug Dockhorn founded the company in 2002. Prior to airPharma, the Dockhorns built their previous company, IMTCI, into the leader in conducting respiratory clinical studies. airPharma is privately held and is located in Overland Park, Kansas, USA. For more information - www.air-pharma.com.

END

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Company	Bespak PLC
TIDM	BPK
Headline	Filing of Exubera in US
Released	15:07 02-Mar-05
Number	2560J

bespak

For immediate release 2 March 2005

Bespak plc

Welcomes regulatory filing of Exubera in the United States

Bespak plc (LSE: BPK), a leader in specialty medical devices, is pleased to note that Pfizer Inc and Sanofi-Aventis announced today that the United States Food and Drug Administration (FDA) has accepted for filing a new drug application for Exubera® (inhaled human insulin powder).

In conjunction with Nektar Therapeutics Inc, Bespak is developing the manufacturing process for the drug delivery device, which it will manufacture in its Milton Keynes facility. The timing of full-scale production is still uncertain and will depend in part on the timing of the approval process.

Pfizer and Sanofi-Aventis seek approval to market Exubera for adult patients with type 1 and type 2 diabetes. Exubera is currently also under review by the European Medicines Evaluation Agency.

Exubera, a dry powder form of insulin that is inhaled into the lungs prior to eating using a specially designed inhalation device, has been studied in more than 3500 patients, some for more than seven years.

It is estimated that nearly 180 million people worldwide suffer from diabetes, and the number is expected to rise to 300 million people in the next 20 years. Currently, diabetes and its complications account for more than $100 billion in healthcare costs annually in the United States.

Mark Throdahl, Bespak's Chief Executive, said: "We are delighted that both the US and European filings have been made and we look forward to participating in the commercial success of Exubera by supplying the delivery device."

For further information please call:

Bespak plc
Mark Throdahl - Chief Executive +44 (0) 20 1908 552 600
Martin Hopcroft - Group Finance Director

Buchanan Communications +44 (0) 20 7466 5000
Tim Thompson / Mark Court / Mary-Jane Johnson

Notes for Editors:

About Bespak plc
Bespak, a specialty medical devices company, is at the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder devices, actuators and compliance aids. The company also develops and manufactures drug delivery devices for leading global pharmaceutical companies. The group, which has facilities in King's Lynn and Milton Keynes in the UK and in Cary, North Carolina, in the USA. is a public company quoted on the Official list of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.



Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	14:39 21-Feb-05
Number	8401I

RNS Number:8401I
Bespak PLC
21 February 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: BriTel Fund Trustees Limited, the trustee of the BT Pension Scheme

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Not stated

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

BriTel Fund Nominees Limited - 593,069

Chase Nominees Limited - 218,644

5) Class of security: Ordinary

6) Date of interest: 17 February 2005

7) Date company informed: 18 February 2005

8) Total holding following this notification: 811,713

9) Total percentage holding of issued class following this notification: 3.028

10) Any additional information: Total shares in issue - 26,805,889

11) Name of contact and telephone number for queries: Louise Scott 01908 525240

12) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of notification : 21 February 2005

For more information on the Bespak Group please visit our Website at www.Bespak.com

END





Company	Bespak PLC
TIDM	BPK
Headline	Blocklisting Interim Review
Released	13:34 24-Jan-05
Number	7188H

RNS Number:7188H
Bespak PLC
24 January 2005

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Executive Share Option Scheme

3. Period of return: From 23 July 2004 to 24 January 2005

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 132,578

5. Number of shares issued/allotted under scheme during period: NIL

6. Balance under scheme not yet issued/allotted at end of period: 132,578

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission: 200,000 ordinary shares on 21 January 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 26,805,889

Contact for queries: Louise Scott, Company Secretary

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Louise Scott

Telephone: 01908 525240

For more information on the Bespak Group please visit our Website at www.Bespak.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Company	Bespak PLC
TIDM	BPK
Headline	Interim Results
Released	07:00 19-Jan-05
Number	5195H



For Immediate Release

19 January 2005

Bespak plc

Interim results for the 26 weeks to 30 October 2004

Bespak (LSE: BPK), a leader in specialty medical devices, today announces its interim results for the 26 weeks to 30 October 2004 (2003: 26 weeks to 1 November 2003).

KEY POINTS

- Profit before tax and exceptional items increased **16%** to **£5.7m** (2003: £4.9m restated) despite a 4% decline in turnover to £38.9m (2003: £40.4m)
- Earnings per share before exceptional items increased **20%** to **15.6p** (2003: 13.0p restated)
- Exceptional cost of **£3.9m** (2003: £2.0m) - impairment incurred as a result of the decision to close the Group's US manufacturing facility
- Closure of US manufacturing facility expected to improve on-going operating profit by approximately £0.7m annually after further estimated exceptional cash costs of £2m
- After exceptional items, profit before tax declined to **£1.8m** (2003: £2.9m restated) and earnings per share declined to **1.1p** (2003: 7.3p restated)
- Interim dividend of **7.0p** per share maintained (2003: 7.0p)
- Balance sheet remains strong - net cash of **£15.0m** (2003: £8.4m)
- Pfizer recently announced it is in the final stages of preparing an NDA for Exubera®, for which Bespak manufactures the inhalation device.

Mark Throdahl, Bespak's Chief Executive, commented:

"The Group has performed very well in the first half. Closing the Cary facility removes an under-performing part of the business, and news about the Exubera® filing is encouraging. We are now turning our attention to acquiring specialty medical businesses that play to our strengths and enable us to generate more consistent sales growth."

For further information please call:

Bespak plc
Mark Throdahl - Chief Executive
Martin Hopcroft - Group Finance Director

On 19.01.05: +44 (0) 20 7466 5000
Thereafter: +44 (0) 20 1908 552 600

Buchanan Communications **+44 (0) 20 7466 5000**
Tim Thompson / Mark Court / Mary-Jane Johnson

Bespak plc

Interim results for the 26 weeks to 30 October 2004

Business Review

In the 26 weeks to 30 October 2004, Bespak generated 16% growth in profit before tax and exceptional items compared to the corresponding period last year. HFA valve sales grew substantially, and the Company benefited from tightly controlled expenditure. In November, the Group announced it is to close its manufacturing facility in Cary, North Carolina, USA, which is expected to improve on-going operating profit by approximately £0.7m annually. In late November, Pfizer announced that it is in the final stages of preparing an NDA on Exubera® inhaled insulin, for which Bespak manufactures the inhalation device.

Sales of products and services decreased 4% to £38.3m (2003: £39.9m), reflecting the normalisation of volumes in Device & Manufacturing Services and, including sales of tooling and equipment, turnover decreased 4% to £38.9m (2003: £40.4m). Group operating profit before exceptional items increased 12% to £5.4m (2003: £4.8m restated). Expenses were tightly controlled in the first half, and the Group's operating margin before exceptional items increased to 14% (2003: 12% restated). With increased interest rates on higher cash balances, profit before tax and exceptional items increased 16% to £5.7m (2003: £4.9m restated). Earnings per share before exceptional items increased 20% to 15.6p (2003: 13.0p restated).

An exceptional cost of £3.9m (2003: £2.0m) was incurred in the first half as a result of the impairment of fixed assets following the decision to close Cary. We estimate that a further £2m of exceptional cash costs will be incurred during the period that Cary remains operational.

After exceptional items, profit before tax declined to £1.8m (2003: £2.9m restated) and earnings per share declined to 1.1p (2003: 7.3p restated).

The Board is maintaining an interim dividend of 7.0p per share, which is payable on 18 February 2005 to those shareholders on the register on 28 January 2005. The Group's net cash position on 30 October 2004 was £15.0m (2003: £8.4m), reflecting lower capital spending after last year's completion of an investment programme that refurbished much of our manufacturing base.

Operational Review

Respiratory Drug Delivery

The Respiratory business designs, manufactures and sells metered dose inhaler valves, actuators and accessories to deliver respiratory drugs to the lung and nasal mucosa. Sales grew 10% to £19.4m (2003: £17.7m). We experienced strong HFA growth to customers in Europe and Asia.

Bespak's valves for use with environmentally friendly HFA propellants continue to replace CFC-based formulations in Europe. The FDA has announced that by mid-2005 it will rule on the timing of the CFC marketing phase-out in the US. The impact on our US sales will depend on the rate of market share growth of recently filed and approved HFA formulations using our valve technology. Bespak's valves are actively under consideration by a number of current and prospective customers, and we believe we have won valve programmes for two-thirds of the HFA formulations approved around the world. In the past few months, two new HFA formulations containing Bespak valves advanced toward market launch. In November, Boehringer-Ingelheim announced FDA approval of Atrovent HFA and Ivax announced they have received an approvable letter on Albuterol HFA. Bespak's HFA sales

were 43% of total valve sales (2003: 37%) in the period.

This summer, the Group established a liaison office in India. Respiratory sales have grown substantially in that region, and Bespak India will allow us to offer our customers superior commercial and technical support.

We have decided to develop the capability to industrialise and manufacture rubber seals for our HFA valves. In the past, Bespak has been dependent on outside suppliers of elastomers, despite the fact that these components contribute significantly to product performance and competitive advantage. Over the past several years, we have invested in the development of proprietary elastomers, whose supply and intellectual property can best be protected if we manufacture these products ourselves. Based at King's Lynn, this vertical integration programme will take some years to become fully operational. Expenses will average £0.5m in each of the next three years, following which the programme will generate on-going cost savings as well as strategic benefits.

Device & Manufacturing Services
The DMS business provides a comprehensive range of device-related services to pharmaceutical and drug delivery companies. Sales decreased 17% to £16.2m (2003: £19.4m), reflecting the normalisation of volumes of a major contract-manufactured product from last year's extraordinary levels and lower sales of US-manufactured products, partially offset by sales growth of Innovata Biomed's Clickhaler™, under license to several pharmaceutical companies in Europe and Japan.

In conjunction with Nektar Therapeutics Inc., Bespak is developing the manufacturing process for the device that will deliver the world's first inhaled insulin, Exubera®. Nektar is developing the inhalation device and formulation process for Exubera® in collaboration with Pfizer, Inc., which is also collaborating with Sanofi-Aventis. The European regulatory filing for Exubera® was made in February 2004, and during an analyst briefing in late November, Pfizer said that it was in the final stages of preparing the US filing. Pfizer indicated that clinical studies show that Exubera® is at least equivalent to injected insulin but is strongly preferred by patients. Pfizer said, "When approved by regulators, Exubera® will be the most important advance in insulin administration since injections were introduced 80 years ago."

Bespak is preparing to manufacture registration lots of Intraject™ for Aradigm Corporation, a drug delivery company in Hayward, California. Intraject™ is the needle-free injector system acquired by Aradigm from Weston Medical in 2003. Having successfully completed final configuration and clinical verification, this product is now positioned for full-scale trials.

Consumer Dispensers
This business manufactures pumps for consumer household products, toiletries and fragrances. Sales were flat at £2.8m (2003: £2.8m), and development continues on new products. We have strengthened the management team associated with this business, recruiting a new general manager and adding commercial and technical resources.

Cary Closure
Since the decision to close the Group's Cary facility was announced in November, we have been working with customers to ensure the orderly transfer of certain production over the next six months to our facilities in King's Lynn and Milton Keynes.

Bespak's sales to the US were £26m last year, of which £10m represented drug delivery products produced in Cary. The other £16m were contributed by sales of respiratory products supplied from the UK and sold by the Group's US commercial function, which will be unaffected by the closure. Bespak will maintain a commercial presence in the US and aims to strengthen its position through acquisitions in attractive segments of the US market.

Growth Strategy

Bespak's strategy is to capitalise on its leading position as a manufacturer of specialty medical devices by growing organically and by acquisition. We believe that the Group can secure a very strong position in MDI valves through its research and development programmes, and we aim to develop several new valve platforms by 2006 as well as to grow the business internationally. We plan to capitalise on past successes in Device & Manufacturing Services by adding new programmes each year. Consumer Dispensers can be a valuable source of growth not tied to lengthy regulatory approvals.

Our objective is to build a strong and consistent sales and earnings track record by complementing organic growth with selective acquisitions that either infill current businesses or take the Group into new, but related, product areas. The acquisition of businesses which manufacture specialty devices and other products specified by clinicians will reduce Bespak's current reliance on components sold to pharmaceutical companies, which often entail long development programmes. Bespak anticipates that any acquisitions will initially be financed from the Group's cash resources.

Outlook

The Respiratory business will benefit from continuing growth in HFA valves, but the timing and impact of the CFC phase-out in the US remains uncertain. The DMS business's fortunes will be most heavily influenced by the approval of Exubera® although DMS will benefit from the growth of dry powder inhalers and needle-free injectors. The closure of Cary is expected to improve operating profit by approximately £0.7m annually.

In the second half, we will face the elimination of service income associated with the completion of the Exubera® programme and incur exceptional cash costs of approximately £2m associated with the closure of Cary.

The elastomer vertical integration programme will incur short-term costs with benefits accruing after several years, providing greater security of supply to our customer base.

Like all companies with defined benefit pension schemes, Bespak faces the need to address its pension deficit, which was £12.7m under FRS 17 as at 1 May 2004. While it will have no impact in the second half, we are facing a stepped increase, estimated to be £0.8m, in annual pension costs.

We have exciting products in a number of areas and many initiatives underway. The Board has good reason to be optimistic about the Group's growth prospects.

Mark C Throdahl
Chief Executive
19 January 2005

Consolidated Profit and Loss Account

	Note	**Unaudited 26 weeks to 30 October 2004 Before exceptional items £000**	**Unaudited 26 weeks to 30 October 2004 Exceptional items £000**	**Unaudited 26 weeks to 30 October 2004 Total £000**	Unaudited 26 weeks to 1 November 2003 Total Restated (Note 1) £000	Audited 52 weeks to 1 May 2004 Total Restated (Note 1) £000
Sales of products and services		**38,344**	-	**38,344**	39,931	80,754
Sales of tooling and equipment		**595**	-	**595**	428	2,422
Turnover	2	**38,939**	-	**38,939**	40,359	83,176

Operating expenses	3	**(33,570)**	**(3,867)**	**(37,437)**	(37,587)	(74,681)
Group operating profit	2	**5,369**	**(3,867)**	**1,502**	2,772	8,495
Share of joint ventures and associates		**(22)**	**-**	**(22)**	(69)	(69)
Total operating profit		**5,347**	**(3,867)**	**1,480**	2,703	8,426
Net interest receivable	4	**362**	**-**	**362**	191	432
Profit on ordinary activities before taxation		**5,709**	**(3,867)**	**1,842**	2,894	8,858
Taxation	5	**(1,536)**	**-**	**(1,536)**	(952)	(2,488)
Profit for the financial period		**4,173**	**(3,867)**	**306**	1,942	6,370
Dividends	7			**(1,875)**	(1,866)	(5,111)
Retained (loss)/profit				**(1,569)**	76	1,259

Basic earnings per share before exceptional items	**15.6p**	13.0p	30.9p
Basic loss per share on exceptional items	**(14.5p)**	(5.7p)	(6.9p)
Basic earnings per share *(Note 6)*	**1.1p**	7.3p	24.0p
Diluted earnings per share before exceptional items	**15.4p**	13.0p	30.7p
Diluted loss per share on exceptional items	**(14.3p)**	(5.7p)	(6.9p)
Diluted earnings per share *(Note 6)*	**1.1p**	7.3p	23.8p
Dividends per share *(Note 7)*	**7.0p**	7.0p	19.1p

Operating expenses include £2,029,000 for exceptional operating expenses in the 26 weeks to 1 November 2003 and £2,465,000 for exceptional operating expenses in the 52 weeks to 1 May 2004.

All amounts relate to continuing operations.

Consolidated Balance Sheet

	Note	**Unaudited 30 October 2004 £000**	Unaudited 1 November 2003 Restated (Note 1) £000	Audited 1 May 2004 Restated (Note 1) £000
Fixed assets				
Tangible assets		**53,359**	63,219	60,479
Investments		**522**	562	543
		53,881	63,781	61,022
Current assets				
Stocks		**4,982**	4,684	5,996
Debtors	8	**11,962**	11,821	10,615
Short-term investments		**19,246**	16,743	17,739
Cash at bank and in hand		**1,868**	928	2,231
		38,058	34,176	36,581
Creditors: Amounts falling due within one year	9	**(18,659)**	(24,627)	(22,692)
Net current assets		**19,399**	9,549	13,889
Total assets less current liabilities		**73,280**	73,330	74,911
Creditors: Amounts falling due after more than one year	9	**(798)**	(795)	(798)
Provisions for liabilities and charges	10	**(5,969)**	(6,061)	(6,130)

Net assets	**66,513**	66,474	67,983
Capital and reserves			
Called up share capital	**2,681**	2,681	2,681
Share premium account	**23,051**	23,054	23,052
Profit and loss account	**40,781**	40,739	42,250
Equity shareholders' funds	**66,513**	66,474	67,983

Consolidated Cash Flow Statement

	Note	**Unaudited 26 weeks to 30 October 2004 £000**	Unaudited 26 weeks to 1 November 2003 £000	Audited 52 weeks to 1 May 2004 £000
Net cash inflow from operating activities	11	**7,505**	5,668	13,215
Dividends received from associates		**-**	-	10
Returns on investment and servicing of finance				
Interest received		**422**	318	578
Interest paid		**(59)**	(144)	(204)
		363	174	374
Taxation				
UK corporation tax		**(1,133)**	(322)	(1,568)
Overseas tax		**13**	(26)	(25)
		(1,120)	(348)	(1,593)
Capital expenditure and financial instruments				
Payments to acquire tangible fixed assets		**(1,016)**	(3,430)	(5,017)
Receipts from sales of tangible fixed assets		**-**	33	30
		(1,016)	(3,397)	(4,987)
Acquisitions and disposals				
Purchase of fixed asset investments		**(8)**	(39)	(56)
Sale of fixed asset investments		**-**	-	128
		(8)	(39)	72
Equity dividends paid		**(3,237)**	(3,214)	(5,086)
Net cash inflow/(outflow) before management of liquid resources and financing		**2,487**	(1,156)	2,005
Management of liquid resources				
Increase in short-term investments		**(1,507)**	(378)	(1,374)
Financing				
Payment for shares		**10**	289	766
Net decrease in loans		**-**	(1,840)	(1,754)
Net cash inflow/(outflow) from financing		**10**	(1,551)	(988)
Increase/(decrease) in net cash		**990**	(3,085)	(357)

Reconciliation of net cash flow to movement in net funds			
Net funds brought forward	**12,320**	8,820	8,820
Net cash inflow/(outflow) before management of liquid resources and financing	**2,487**	(1,156)	2,005
Payment for shares	**10**	289	766
Exchange movements on foreign currency net cash	**213**	439	729
Net funds carried forward	**15,030**	8,392	12,320

Statement of Total Recognised Gains and Losses

	Unaudited	Unaudited	Audited

	Note	26 weeks to 30 October 2004 £000	26 weeks to 1 November 2003 Restated (Note 1) £000	52 weeks to 1 May 2004 Restated (Note 1) £000
Profit for the financial period		**306**	1,942	6,370
Exchange movements on foreign currency net investments		**(39)**	(164)	(315)
Total recognised gains and losses for the period		**267**	1,778	6,055
Prior year adjustment	1	**53**		
Total recognised gains and losses since last annual report		**320**		

Reconciliation of Movements in Equity Shareholders' Funds

	Note	**Unaudited 26 weeks to 30 October 2004** **£000**	Unaudited 26 weeks to 1 November 2003 Restated (Note 1) £000	Audited 52 weeks to 1 May 2004 Restated (Note 1) £000
Equity shareholders' funds brought forward – as previously stated		**68,251**	67,033	67,033
Prior year adjustment	1	**(268)**	(760)	(760)
Equity shareholders' funds brought forward		**67,983**	66,273	66,273
Profit for the financial period		**306**	1,942	6,370
Dividends	7	**(1,875)**	(1,866)	(5,111)
Exchange movements on foreign currency net investments		**(39)**	(164)	(315)
Issue of ordinary share capital		**-**	46	44
Credit in respect of employee share schemes		**128**	-	-
Proceeds from sale of own shares for employee share options		**10**	243	722
Equity shareholders' funds carried forward		**66,513**	66,474	67,983

Notes to the Accounts

1. Basis of preparation and accounting policies

The unaudited results for the 26 weeks to 30 October 2004 have been prepared in accordance with UK Generally Accepted Accounting Principles. The accounting policies applied are those set out in the Group's Annual Report and Accounts for the 52 weeks to 1 May 2004 except that, during the period, the Company adopted UITF 17 (revised) 'Employee share schemes' and UITF 38 'Accounting for ESOP trusts'.

In accordance with the change in accounting policy, investments in the Company's own shares are now shown as a deduction from shareholders' funds rather than as fixed asset investments. The effect on the results for the 26 weeks to 30 October 2004 has been to increase profits by £25,000 and earnings per share by 0.1p and to decrease net assets by £104,000. The effect on the 26 weeks to 1 November 2003 has been to reduce profits by £197,000 and earnings per share by 0.7p and net assets by £714,000. The effect on the 52 weeks to 1 May 2004 has been to reduce profits by £230,000 and earnings per share by 0.8p and net assets by £268,000. The net adjustment of £53,000 disclosed in the statement of total recognised gains and losses represents the cumulative profit and loss movements on investment in own shares arising from the change in accounting policy. The restatement of investment in own shares as a deduction from the profit and loss reserve is not a recognised gain or loss.

The charge for taxation on the profits for the 26 weeks to 30 October 2004 has been calculated by reference to the estimated effective tax rate for the 52 weeks to 30 April 2005.

The consolidated profit and loss account and consolidated cash flow statement for the 52 weeks to, and the balance sheet at, 1 May 2004 are an abridged statement of the full Group Accounts for that period which have been delivered to the Registrar of Companies. The report of the Auditors on the Accounts for the 52 weeks to 1 May 2004 was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

2. Segmental information

Turnover by business	26 weeks to 30 October 2004 £000	26 weeks to 1 November 2003 £000	52 weeks to 1 May 2004 £000
Respiratory	**19,367**	17,651	37,240
Device & Manufacturing Services	**16,201**	19,449	37,727
Consumer Dispensers	**2,776**	2,831	5,787
Sales of products and services	**38,344**	39,931	80,754
Sales of tooling and equipment	**595**	428	2,422
	38,939	40,359	83,176

Turnover by destination	26 weeks to 30 October 2004 £000	26 weeks to 1 November 2003 £000	52 weeks to 1 May 2004 £000
United Kingdom	**12,776**	16,748	31,806
United States of America	**12,666**	12,025	26,019
Europe	**9,722**	8,581	18,619
Rest of the World	**3,775**	3,005	6,732
	38,939	40,359	83,176

Turnover by origin	26 weeks to 30 October 2004 £000	26 weeks to 1 November 2003 £000	52 weeks to 1 May 2004 £000
United Kingdom	**33,635**	35,334	73,017
United States of America	**8,835**	7,987	17,833
Total sales	**42,470**	43,321	90,850
Intra-group sales	**(3,531)**	(2,962)	(7,674)
	38,939	40,359	83,176

Notes to the Accounts

2. Segmental information (continued)

Group operating profit by origin	26 weeks to 30 October 2004 £000	26 weeks to 1 November 2003 Restated (Note 1) £000	52 weeks to 1 May 2004 Restated (Note 1) £000
United Kingdom			
Group operating profit before exceptional operating expenses	**5,225**	5,292	10,526
Exceptional operating expenses	**-**	(1,749)	(2,037)
	5,225	3,543	8,489
United States of America			
Group operating loss before exceptional operating expenses	**144**	(491)	434
Exceptional operating expenses	**(3,867)**	(280)	(428)
	(3,723)	(771)	6
Group			
Group operating profit before exceptional operating expenses	**5,369**	4,801	10,960
Exceptional operating expenses	**(3,867)**	(2,029)	(2,465)
	1,502	2,772	8,495

Net operating assets by origin	30 October 2004 £000	1 November 2003 Restated (Note 1) £000	1 May 2004 Restated (Note 1) £000

United Kingdom	**56,298**	55,935	57,504
United States of America	**4,323**	10,677	8,283
Allocated net operating assets	**60,621**	66,612	65,789
Unallocated net assets/(liabilities)	**5,892**	(138)	2,194
	66,513	66,474	67,983
Average rate of exchange US $: £1 Sterling	**1.81**	1.63	1.71
Closing rate of exchange US $: £1 Sterling	**1.83**	1.69	1.77

3. Exceptional items

	26 weeks to 30 October 2004 £000	26 weeks to 1 November 2003 £000	52 weeks to 1 May 2004 £000
Exceptional operating expenses before taxation	**(3,867)**	(2,029)	(2,465)
Taxation	**-**	525	611
Exceptional items after taxation	**(3,867)**	(1,504)	(1,854)

The exceptional operating expenses in the 26 weeks to 30 October 2004 comprise an impairment charge against the carrying value of the Group's fixed assets in the United States, following the decision to close the manufacturing facility in North Carolina, and it is estimated that further exceptional cash costs will be incurred during the period that it remains operational, as detailed in the Business Review. The exceptional operating expenses in the prior year comprise employee severance costs, curtailment of nasal formulation activities, and costs incurred with the profit forecast and bid approaches.

Notes to the Accounts

4. Net interest receivable

	26 weeks to 30 October 2004 £000	26 weeks to 1 November 2003 £000	52 weeks to 1 May 2004 £000
Interest receivable	**445**	284	599
Interest payable	**(83)**	(94)	(167)
Share of associates	**-**	1	-
	362	191	432

5. Taxation

	26 weeks to 30 October 2004 £000	26 weeks to 1 November 2003 £000	52 weeks to 1 May 2004 £000
Current taxation	**1,633**	1,112	2,492
Deferred taxation	**(97)**	(140)	(4)
Share of associates	**-**	(20)	-
	1,536	952	2,488

6. Earnings per share

	26 weeks to 30 October 2004 £000	26 weeks to 1 November 2003 Restated (Note 1) £000	52 weeks to 1 May 2004 Restated (Note 1) £000
Profit for the financial period before exceptional items	**4,173**	3,446	8,224
Exceptional items after taxation	**(3,867)**	(1,504)	(1,854)
Profit for the financial period	**306**	1,942	6,370
Weighted average number of shares in issue (shares)	**26,805,889**	26,802,153	26,804,021
Shares owned by Employee Share Ownership Trusts (shares)	**(42,664)**	(238,936)	(156,045)
Average number of shares in issue for basic earnings (shares)	**26,763,225**	26,563,217	26,647,976
Dilutive impact of share options outstanding (shares)	**255,674**	95	136,407
Diluted average number of shares in issue (shares)	**27,018,899**	26,563,312	26,784,383

Basic earnings per share before exceptional items	**15.6p**	13.0p	30.9p
Basic loss per share on exceptional items	**(14.3p)**	(5.7p)	(6.9p)
Basic earnings per share	**1.1p**	7.3p	24.0p
Diluted earnings per share before exceptional items	**15.4p**	13.0p	30.7p
Diluted loss per share on exceptional items	**(14.3p)**	(5.7p)	(6.9p)
Diluted earnings per share	**1.1p**	7.3p	23.8p

Notes to the Accounts

7. Dividends

	26 weeks to 30 October 2004 £000	26 weeks to 1 November 2003 £000	52 weeks to 1 May 2004 £000
Interim dividend	**1,875**	1,866	1,874
Final dividend	**-**	-	3,237
	1,875	1,866	5,111

The interim dividend of 7.0p (2003: 7.0p) will be paid on 18 February 2005 to shareholders on the register on 28 January 2005.

8. Debtors

	30 October 2004 £000	1 November 2003 £000	1 May 2004 £000
Debtors falling due within one year	**10,979**	11,259	9,851
Debtors falling due after more than one year	**983**	562	764
	11,962	11,821	10,615

9. Creditors

	30 October 2004 £000	1 November 2003 £000	1 May 2004 £000
Amounts falling due within one year			
Bank overdrafts & loans – unsecured	**6,084**	9,279	7,650
Proposed dividend	**1,875**	1,864	3,237
Corporate taxation	**1,816**	1,181	1,316
Other creditors	**8,884**	12,303	10,489
	18,659	24,627	22,692
Amounts falling due after more than one year			
Other creditors	**798**	795	798
	798	795	798

10. Provisions for liabilities and charges

	30 October 2004 £000	1 November 2003 £000	1 May 2004 £000
Deferred taxation	**5,626**	5,587	5,723
Post retirement benefits	**343**	474	407
	5,969	6,061	6,130

Notes to the Accounts

11. Cash flow from operating activities

	26 weeks to 30 October 2004 £000	26 weeks to 1 November 2003 Restated (Note 1) £000	52 weeks to 1 May 2004 Restated (Note 1) £000

Group operating profit	**1,502**	2,772	8,495
Depreciation	**3,961**	3,743	7,608
Impairment charge *(Note 3)*	**3,867**	-	-
Loss/(profit) on sale of tangible fixed assets	**72**	(11)	65
Profit on sale of fixed asset investments	**-**	(83)	(80)
Charge in respect of share options issued	**128**	-	-
Decrease/(increase) in stocks	**978**	(1,216)	(2,580)
(Increase)/decrease in debtors	**(1,473)**	650	1,528
Decrease in creditors	**(1,475)**	(140)	(1,719)
Decrease in provisions	**(55)**	(47)	(102)
Net cash inflow from operating activities	**7,505**	5,668	13,215

Operating cash flow includes an outflow in the 26 weeks to 1 November 2003 of £2,970,000 and an outflow in the 52 weeks to 1 May 2004 of £3,615,000 relating to exceptional operating expenses.

12. Reconciliation of net cash flow to movement in net funds

	2 May 2004 £000	Cash flow £000	Exchange Movements £000	**30 October 2004 £000**
Cash at bank and in hand	2,231	(359)	(4)	**1,868**
Overdrafts and short-term loans	(7,650)	1,349	217	**(6,084)**
Net overdrafts and short-term loans	(5,419)	990	213	**(4,216)**
Short-term investments	17,739	1,507	-	**19,246**
Net funds	12,320	2,497	213	**15,030**
Financing items included in cash flow movements				
Payment for shares		(10)		
Net cash inflow before management of liquid resources and financing		**2,487**		

END

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Regulatory Announcement

Go to market news section

Free annual report 

Company	Bespak PLC
TIDM	BPK
Headline	Notification of Results
Released	13:54 04-Jan-05
Number	9737G


bespak

For Immediate Release 4 January 2005

BESPAK

NOTIFICATION OF INTERIM RESULTS

Bespak plc (LSE : BPK), a leader in specialty medical devices, will announce its Interim Results for the 26 weeks ended 30th October 2004 on Wednesday, 19th January 2005.

An analyst meeting will be held at 10.00 am and a press meeting will follow at 11.30 am on 19th January at the offices of Buchanan Communications, 107 Cheapside, EC2V 6DN.

For further information please call:

Buchanan Communications Tel: 0207 466 5000
Tim Thompson, Mark Court, Mary-Jane Johnson

END

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Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	12:10 16-Dec-04
Number	4990G



RNS Number:4990G
Bespak PLC
16 December 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: Aviva plc and its subsidiary, Morley Fund Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Not stated

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

BNY Norwich Union Nominees Limited - 347,402 (material)

Chase GA Group Nominees Limited - 1,118,606 (material)

CUIM Nominee Limited - 439,822 (material)

5) Number of shares/amount of stock acquired: 37,999

6) Percentage of issued class: 0.142

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: Ordinary

10) Date of transaction: 14 December 2004

11) Date company informed: 16 December 2004

12) Total holding following this notification: 1,905,830

13) Total percentage holding of issued class following this notification: 7.11

14) Any additional information: Total shares in issue - 26,805,889

15) Name of contact and telephone number for queries: Louise Scott 01908 525240

16) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of notification : 16 December 2004

For more information on the Bespak Group please visit our Website at www.Bespak.com

Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	10:11 29-Nov-04
Number	7453F



RNS Number:7453F
Bespak PLC
29 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: Aviva plc and its subsidiary, Morley Fund Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Not stated

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

BNY Norwich Union Nominees Limited - 333,227 (material)

Chase GA Group Nominees Limited - 1,107,669 (material)

CUIM Nominee Limited - 426,935 (material)

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed: 13,115

8) Percentage of issued class: 0.0489

9) Class of security: Ordinary

10) Date of transaction: 25 November 2004

11) Date company informed: 26 November 2004

12) Total holding following this notification: 1,867,831

13) Total percentage holding of issued class following this notification: 6.97

14) Any additional information: Total shares in issue - 26,805,889

15) Name of contact and telephone number for queries: Louise Scott 01908 525240

16) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of notification : 29 November 2004

For more information on the Bespak Group please visit our Website at www.Bespak.com

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 406711

Company Name in full Bespak plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year		Day	Month	Year
Date of appointment	0 1	0 4	2 0 0 5	† Date of Birth	1 9	0 2	1 9 4 9

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: — * Honours etc: —

Forename(s): Adrian Richard

Surname: Auer

Previous forename(s): — Previous surname(s): —

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985: X

††Usual residential address: 88 Oglander Road, East Dulwich

Post town: London — Postcode: SE15 4EN

County / Region: — Country: England

† Nationality: British — † Business occupation: Company director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature  **Date** 10 May 2005

A director, secretary ~~etc~~ must sign the form below.

Signed  **Date** 10 May 2005

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Bespak plc, Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes, Bucks, MK12 5TS,
England Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 400711

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

List of other directorships Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 406711

Company Name in full Bespak plc

Name Adrian Richard Auer

Company Name	Resignation
Admiral Corporate Services Limited	30/06/2000
Admiral CS Limited	30/06/2000
Admiral DS Limited	30/06/2000
Admiral Legal Systems Limited	30/06/2000
Admiral Management Services Limited	30/06/2000
Admiral plc	30/06/2000
Admiral Software Limited	30/06/2000
Admiral Systems and Networks Limited	30/06/2000
Admiral Training Centres Limited	30/06/2000
Admiral Training Limited	30/06/2000
Admiral Trustees Limited	30/06/2000
Gillingham Portland Cement Company Limited	01/03/2005
RMC Europe Limited	01/03/2005
RMC Group plc	01/03/2005
RMC Treasury Limited	01/03/2005
Rugby Holdings Limited	01/03/2005
Taylor Woodrow Developments Limited	30/10/2001
Taylor Woodrow plc	11/10/2002